March 3, 2020

Jeffrey L. Vigil
Vice President--Finance and Chief Financial Officer
WESTWATER RESOURCES, INC.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

       Re: WESTWATER RESOURCES, INC.
           Registration Statement on Form S-3
           Filed February 28, 2020
           File No. 333-236796

Dear Mr. Vigil:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    David Crandall